January 8, 2008
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	Carmen Moncada-Terry
Attorney-Adviser

Re:	Grey Wolf, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2007
File No. 001-8226
Dear Ms. Moncada-Terry:
     I am writing on behalf of Grey Wolf, Inc. (the “Company”) in response to the staff’s comment letter dated December 18, 2007, on the above-referenced filing. As stated in the Company’s response letter dated November 21, 2007, the Company proposes to make revisions in response to the staff’s comments in its future filings containing executive compensation disclosure.
Compensation Discussion & Analysis, page 9
1.	With respect to the disclosure of the levels of achievement relative to set targets, the Company respectfully directs the staff to its response to comment 3 below. With respect to the “multiple factors” the Company respectfully points the staff to the previously provided disclosure which states that the Compensation Committee considers multiple factors, including market practices and amounts of other elements of compensation, which are disclosed throughout the proxy statement. The disclosure goes on to state that it seeks to set the dollar value of these awards, long-term incentive compensation, at the median of the compensation peer group.
Components of Executive Compensation, page 11
2.	In the second paragraph of this section, the disclosure was previously revised to disclose that the Compensation Committee, in determining to make an upward or downward

U.S. Securities and Exchange Commission
January 8, 2008

adjustment to compensation paid relative to established benchmarks, “...will consider various factors including, but not limited to, the individual’s experience, prior performance and our perception of the market demand for executives with comparable experience and talents.” The Company does not believe it is material to understanding the Company’s compensation program to quantify the term “median,” as it is commonly known that “median” is the midpoint of the range of numbers that are arranged in order of value.
Individual Performance Measures, page 13
3.	The Company respectfully submits to the Staff that it believes disclosing the specific performance targets that it applied under the bonus plan would cause it competitive harm. The Company believes that if it were to publicly disclose its performance targets, in addition to providing competitors with information that would impair and harm the Company’s ability to recruit and retain necessary employees, it would also reveal components of the Company’s business strategy which it believes would be detrimental to the implementation of its overall business strategy.

In addition, even if the Staff were to disagree with the Company’s view that disclosure of its performance targets would cause the Company competitive harm, the Company does not believe that disclosure of the specific performance targets is material to an understanding of its compensation program. In considering “materiality,” the Company notes, first, its belief that materiality should be measured by reference to understanding the compensation program, not to other factors. Item 402(b)(1) states that an issuer’s CD&A “shall describe...how the registrant determines the amount (and, where applicable, the formula) for each element to pay.” The list in Item 402(b)(2) of information that may be material in responding to the requirements of Item 402(b)(1) includes, in clauses (vi) and (vii), references to how specific forms of compensation are structured and implemented to reflect the issuer’s performance and the executive officer’s individual contribution to company performance, respectively. The Company also believes that the emphasis of this disclosure requirement appears to be on providing a materially complete picture of how the compensation program is structured and implemented. Instruction 5 to Item 402(b) discusses disclosure of target levels that are non-GAAP financial measures, indicating again that the rules contemplate disclosure of target levels to the extent that they are material to understanding of an element of the compensation program.

As discussed in detail in the Company’s CD&A, 40% of an executive officer’s bonus under the Company’s compensation plan is based on an objective determination of whether the Company achieved a specific target level of achievement. Another 40% of an executive officer’s bonus under the Company’s compensation plan is based on

U.S. Securities and Exchange Commission
January 8, 2008

whether the executive achieved a specific target level of achievement. The remaining 20% of the executive officer’s bonus is based on factors that the Compensation Committee deemed relevant, including but not limited to attainment of predetermined performance goals and other factors the committee deems relevant. In 2006, the Compensation Committee set aggressive target levels in respect of the Company’s objective performance, and the Company has indicated in the revised CD&A its belief was that it would be difficult to achieve those performance levels. In response to the Staff’s comment, the Company has previously revised its CD&A to include, in tabular form, an illustration of the maximum target bonus an individual could have achieved had the performance targets been satisfied, and the amount of bonuses that were actually earned by, and paid to, the Company’s named executive officers. The Company believes that this presents investors with the information needed to an understanding, complete in all material respects, of the structure and operation the Company’s bonus plan as an element of compensation. The Company respectfully submits that the disclosure of the actual performance targets would neither enhance nor be material to a shareholder’s understanding of the compensation of its named executive officers.
     The Company will comply with all comments in future filings after completion of the staff’s review. In the event that the staff has additional or follow-up comments to the Company’s responses, please contact the undersigned at 713-226-6691 (phone) or 713-226-6291 (fax) or by e-mail at bbrown@porterhedges.com.
Very truly yours,
/s/ Bryan K. Brown
Bryan K. Brown
BKB:an